Report of Independent Registered
Public Accounting Firm

The Board of Directors of
The Dreyfus/Laurel Funds, Inc.:

We have examined managements assertion,
included in the accompanying Management
Statement Regarding Compliance with Certain
Provisions of the Investment Company Act of 1940, that Dreyfus Tax Managed Growth Fund, Dreyfus
BASIC S&P 500 Stock Index Fund, General AMT-
Free Municipal Money Market Fund, Dreyfus
Money Market Reserves, General Treasury and
Agency Money Market Fund, Dreyfus
Opportunistic Fixed Income Fund, Dreyfus Bond
Market Index Fund and Dreyfus Disciplined Stock
Fund (collectively the Funds), each a series of The Dreyfus/Laurel Funds, Inc., complied with the requirements of subsections (b) and (c) of Rule 17f-
2 under the Investment Company Act of 1940 as of October 31, 2015, and from April 30, 2015 (the date of the Funds last examination) through October 31, 2015, with respect to securities reflected in the investment accounts of the Funds. Management is responsible for the Funds compliance with those requirements. Our responsibility is to express an opinion on managements assertion about the Funds compliance based on our examination.

Our examination was conducted in accordance with
the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly,
included examining, on a test basis, evidence about
the Funds compliance with those requirements and
performing such other procedures as we considered
necessary in the circumstances.  Included among
our procedures were the following tests performed
as of October 31, 2015, and with respect to
agreement of security purchases and sales, for the
period from April 30, 2015 (the date of the Funds
last examination) through October 31, 2015:
1.	Obtained The Bank of New York Mellons
(the Custodian) security position
reconciliations for all securities held by sub
custodians and in book entry form and
verified that reconciling items were cleared
in a timely manner;
2.	Confirmation with the Custodian of all
securities held, hypothecated, pledged or
placed in escrow or out for transfer with
brokers or pledgees;
3.	Reconciliation of the Funds securities to the
books and records of the Funds and the
Custodian;
4.	Confirmation of all repurchase agreements
with broker and agreement of underlying
collateral with the Custodian records, if any;
5.	Agreement of pending purchase activity for
the Funds as of October 31, 2015 to
documentation of corresponding subsequent
bank statements;
6.	Agreement of pending sale activity for the
Funds as of October 31, 2015 to
documentation of corresponding subsequent
bank statements;
7.	Agreement of five security purchases and
five security sales or maturities, or all
purchases, sales or maturities, if fewer than
five occurred, from the period April 30,
2015 through October 31, 2015, from the
books and records of the Funds to
corresponding bank statements;
8.	Review of the BNY Mellon Asset Servicing
Custody and Securities Lending Services
Service Organization Control Report (SOC
1 Report) for the period October 1, 2014 to
September 30, 2015 and noted no relevant
findings were reported in the areas of Asset
Custody and Control;
9.	We inquired of the Custodian who
confirmed that all control policies and
procedures detailed in Section III Control
Objectives, Controls and Tests of Operating
Effectiveness of the SOC 1 Report, have
remained in operation and functioned
adequately from October 1, 2015 through
October 31, 2015. In addition, we have
obtained written representations from the
Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31,
2015, and from April 30, 2015 through October 31,
2015, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and The Board of Directors of The Dreyfus/Laurel Funds, Inc., and the
Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



      /s/ KPMG
LLP
New York, New York
September 30, 2016


September 30, 2016
Management Statement Regarding Compliance
With
Certain Provisions of the Investment Company
Act of 1940

We, as members of management of Dreyfus Tax
Managed Growth Fund, Dreyfus BASIC S&P 500
Stock Index Fund, General AMT-Free Municipal
Money Market Fund, Dreyfus Money Market
Reserves, General Treasury and Agency Money
Market Fund, Dreyfus Opportunistic Fixed Income
Fund, Dreyfus Bond Market Index Fund and
Dreyfus Disciplined Stock Fund (collectively the
Funds), each a series of The Dreyfus/Laurel
Funds, Inc., are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-
2, Custody of Investments by Registered
Management Investment Companies of the
Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f-
2 as of October 31, 2015 and from April 30, 2015 through October 31, 2015.

Based on the evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31,
2015, and from April 30, 2015 through October 31,
2015 with respect to securities reflected in the investment accounts of the Funds.

The Dreyfus/Laurel Funds, Inc.


Jim Windels
Treasurer



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